SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549
	  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  9 )*

   Woodhead Industries, Inc.
		  (Name of Issuer)

	      Common stock   (Title of Class of Securities)

       979438108  (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))
Page 1 of  7 Pages

CUSIP NO.  979438108
	       13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	   Bankmont Financial Corp. (Previously updated by Harris Bankcorp, Inc. on behalf of Bankmont Financial Corp.)
	   51-0275712

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				     (a) (   )
 See Exhibit 1                       (b) ( x )

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
   A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER      3,000
			  See Exhibit 2

6 SHARED VOTING POWER     600,000

7 SOLE DISPOSITIVE POWER    0

8 SHARED DISPOSITIVE POWER    600,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     603,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    5.8%

12  TYPE OF REPORTING PERSON      HC

*SEE INSTRUCTION BEFORE FILLING OUT!

1(a)  NAME OF ISSUER:
	 Woodhead Industries, Inc.

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

 3411 Woodhead Drive
 Northbrook, IL  60062

2(a)  NAME OF PERSON FILING:
	  Bankmont Financial Corp. (Previously filed by Harris
	  Bankcorp, Inc. on behalf of Bankmont Financial Corp.)

2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:
	   111 West Monroe Street
	   P. O. Box 755
	   Chicago, IL  60690

2(c) PLACE OF ORGANIZATION OR CITIZENSHIP:
	  A Delaware Corporation

2(d) TITLE OF CLASS OF SECURITIES:
	  Common stock

2(e)  CUSIP NUMBER:  979438108

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) [  ]Broker or dealer registered under section 15 of the Act.
(b) [X] Bank as defined in section 3(a)(6) of the Act.
(c) [  ] Insurance company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act.
(e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X] Parent holding company, in accordance with Sec.240.13d-1(b)(ii)(G).
(h) [  ] Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).


4 OWNERSHIP:

 (a) Amount Beneficially Owned:  603,000

 (b) Percent of Class:   5.8%

 (c) Number of Shares as to Which Such Person has:
     (i) Sole power to vote or to direct the vote:  3,000

     (ii) Shared power to vote or to direct the vote: 600,000

     (iii) Sole power to dispose or to direct the disposition of:
            0

      (iv)  Shared power to dispose or to direct the disposition of:
	          600,000

5  NOT APPLICABLE

6 OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
	    See Exhibit 2

7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
       Harris Bankcorp, Inc. a Parent Holding Company, filing under Rule 13d-1(b)(ii)(G) on behalf of the following subsidiaries:

	    Harris Bankcorp, Inc., a Parent Holding Company
	    111 West Monroe Street
	    P. O. Box 755
	    Chicago, IL  60690

	    Harris Trust and Savings Bank, a bank
	    111 West Monroe Street
	    P. O. Box 755
	    Chicago, IL  60690

8  NOT APPLICABLE

9 NOT APPLICABLE

10 CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1996

BANKMONT FINANCIAL CORP.


BY: (Alan G. McNally)
    Alan G. McNally
    President


	      SCHEDULE 13G
	       Exhibit 1


Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and Savings Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris
Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.


Date:  February 13, 1996

HARRIS BANKCORP, INC.


BY:   (Thomas R. Sizer)
	Thomas R. Sizer
	Secretary

HARRIS TRUST AND SAVINGS BANK


BY:     (Robert J. Fridell)
       Robert J. Fridell
       Vice President


		      SCHEDULE 13G
		       Exhibit 2

   Harris Trust and Savings Bank is a co-trustee with Ward M. Woodhead of the Daniel Woodhead Trust for the benefit of Ellen Mueller which holds 600,000 shares of Woodhead Industries Company Common stock. Ellen Mueller is the sole beneficiary of the trust and as such receives the benefit of, and has the right to direct the receipt of, dividends of the class of security reported.